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                                                               November 3, 1996

            BRITISH TELECOMMUNICATIONS PLC ("BT") TO MERGE WITH MCI
                       COMMUNICATIONS CORPORATION ("MCI")
                  MOVE CREATES PREMIER GLOBAL TELECOMS COMPANY


BT and MCI today announced that they have entered into a merger agreement to create a premier global company well positioned to take advantage of the rapidly evolving telecommunications industry.

The merger combines the substantial financial resources and global position of BT with the growth momentum and market expertise of MCI, known for its success in the competitive US long distance market.

BT first acquired its 20 per cent. holding in MCI in 1994 when the two companies also established the highly successful Concert Communications Services joint venture. This joint venture has been developed by the management of BT and MCI together into a leading provider of global services and solutions to 3,000 multi-national companies with over $1.5 billion in revenue under contract.

The new company will be called Concert plc ("Concert"). The company, incorporated in the UK, will have headquarters in London and Washington DC. Concert will operate under the BT and MCI brand names in the UK and USA respectively.

The Merger will create a world leading communications power house with annual revenues of over Pounds Sterling 25 billion ($42 billion), annual cash flow from operations of about Pounds Sterling 7.5 billion ($12.3 billion), and 43 million business and residential customers in 70 countries.

At close of business last Thursday (the day before the speculation concerning the Merger) the market capitalisation of BT was Pounds Sterling 22.6 billion and the market capitalisation of MCI was $17.2 billion. The share price of MCI at close of business last Thursday was $25.125.



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Concert will provide its customers with the full range of communications services, including local, long distance, international, mobile, multi-media, Internet-based services and systems integration for business customers.

Sir Iain Vallance, Chairman of BT, said: "Concert will be exceptionally well placed to play a leading role in the major growth areas of the changing global communications market place.

"The complementary strengths and skills of BT and MCI will enable Concert to take full advantage of the great opportunities provided by the forthcoming liberalisation of telecommunications markets in the US and Europe.

"We believe this merger will provide major benefits for the shareholders, customers and employees of both BT and MCI."

Bert Roberts, Chairman and Chief Executive Officer of MCI, said: "This merger creates the premier telecommunications company of the new millennium. Financial muscle, global customers and brands and customer-driven innovation will provide a strong competitive advantage as we open up communications markets both domestically and around the world. Concert's scale will allow it to pursue major opportunities in new markets while maintaining the financial stability that comes from strong core businesses in the developed markets of the US and UK."

The combination of BT and MCI will:

o    create a telecommunications group with significant global reach;

o create one of the largest integrated international providers of end-to-end telecommunications services with the ability to meet the global needs of multi-national companies and to compete effectively in the rapidly liberalising worldwide telecommunications market;

o combine the different management skills, background and experience within BT and MCI in fixed line, wireless and multimedia technologies allowing the new group to capitalise and build on the diverse expertise in each company.

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Immediate opportunities will be created for significant revenue enhancements and material savings in operating costs and capital expenditure. Based on a joint preliminary evaluation, the Boards of the two companies are targeting pre-tax synergy benefits arising from a full integration of the two businesses at approximately Pounds Sterling 1.5 billion ($2.5 billion) cumulatively over five years following the closing of the Merger. Annual pre-tax synergy benefits are estimated at Pounds Sterling 500 million ($825 million) by the fifth year following the Merger. Benefits include:

- software development, associated with the use of common platforms infrastructure and services

- global purchasing and operating efficiencies. These will include volume discounts on world-wide purchases of administrative assets, and combining complementary businesses, facilities and personnel

- revenue enhancements, in particular from an integrated management team and improved global marketing

- lower depreciation expense, from a $1.5 billion reduction in capital expenditure cumulatively over five years, resulting from enhanced network utilisation and configuration, use of common platforms, and equipment purchasing efficiencies.

No significant capital expenditure is expected to be required to realise these savings given the limited overlap between the businesses, although some one-time restructuring costs will be incurred.

MCI US BUSINESS

The merger with MCI will give BT's shareholders a full and direct exposure to the United States, the world's largest and most dynamic marketplace where 40 per cent. of the world's largest multi-national companies are headquartered.

MCI's core business is the provision of domestic and international long-distance telecommunications in the United States, accounting for more than 90 per cent. of MCI's operating revenues and operating income during each of the last three financial years. The business has been
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growing rapidly and over the last four financial years revenues grew by an average of 12.6 per cent, p.a. and earnings per share by 11.6 per cent. p.a.

The passing of the US Telecommunications ACT 1996 is expected to open the US market to full competition. In particular, it should enable MCI to compete in the US local market from which it has been largely excluded to date. This market is immense, with total revenues in 1995 of nearly $100 billion, and profitable (earnings before interest, tax, depreciation and amortisation in 1995 of $43 billion).

By combining with BT, MCI will gain access to BT's technical expertise in the provision of local market products and services. In addition, the financial strength of the combined group will enable an aggressive move into this market at the earliest available opportunity.

With customer surveys supporting the desire for "one stop shopping", MCI believes that customers are very likely to award MCI their local telecommunications business in conjunction with embedded MCI services.

In its core business, MCI derives two thirds of its revenue from business customers. Increasingly, these customers have come to rely on MCI for sophisticated, value added services. MCI believes that the combination of MCI's strong customer relationships and its robust portfolio of integrated services will be difficult for the Regional Bell Operating Companies to replicate.

BOARD AND MANAGEMENT

Concert will be managed by current BT and MCI executives. Sir Iain Vallance, the Chairman of BT, and Bert Roberts, the Chairman of MCI, will be appointed Co-Chairman of Concert. Sir Peter Bonfield, the Chief Executive of BT, will become Chief Executive of Concert. Gerald H. Taylor, the President and Chief Operating Officer of MCI will become President and Chief Operating Officer of Concert, reporting to Sir Peter Bonfield. Sir Peter Bonfield and Gerald H. Taylor will comprise the Office of the Chief Executive to which the senior management team will report.

Robert Brace, Group Finance Director of BT, and Doug Maine, CFO of MCI, will join these four as executive members of the Board of Concert.

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Sir Colin Marshall, non-executive Deputy Chairman of BT, will become non-executive Deputy Chairman of Concert, and there will be eight other non-executive Directors, to be drawn equally from the Boards of the two companies.

MERGER TERMS AND IMPLEMENTATION

Under the terms of the Merger, at closing MCI shareholders (other than BT) will be entitled to receive, for each MCI share held, 0.54 new Concert American Depository Shares ("ADSs") (being the same as 0.54 BT ADSs representing 10 ordinary shares in BT) and a cash payment of $6.00. Based on the fully diluted number of MCI shares the cash payment will total up to $3.78 billion
(Pounds Sterling 2.3 billion).

Following the Merger, MCI shareholders will own around 34 per cent of the fully diluted share capital of the enlarged group.

The Merger is subject to a number of material conditions including regulatory, tax and other consents and confirmations in the UK, the US and Europe and the approval of BT's and MCI's shareholders. The Merger is expected to be completed by Autumn 1997.

SPECIAL DIVIDEND

The Board of BT believes that shareholder value and earnings growth will be enhanced through the introduction of more gearing. Accordingly, the Board of BT has decided to pay a special dividend of 35 pence per share (net) to BT shareholders. The special dividend is expected to be paid at the same time as the final dividend for the year ending March 31, 1997 (to be paid in September
1997).

The special dividend is not conditional upon the Merger proceeding and will not be followed by a share consolidation.

SHARE BUY-BACK

Following closing of the Merger, Concert will favourably consider, subject to shareholder approval, making repurchases of its own shares. Powers to purchase up to 10 per cent. of the enlarged share capital will be sought at



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the Extraordinary General Meeting of BT to be held to approve the Merger.

FINANCIAL EFFECTS

The enlarged group will be financially powerful, with combined cash flow from operations of over Pounds Sterling 7.5 billion ($12.3 billion). The gearing (net debt to equity) of the Group after the Merger and the special dividend is expected to be around 65 per cent. The enlarged group will be able to maintain substantial capital expenditure in existing operations as well as investing for growth in new markets, while continuing a competitive dividend policy, being able to buy back shares and reducing gearing over time.

The addition of MCI profits and the incremental profits arising from extra revenues and reduced costs are anticipated to generate earnings growth at Concert comfortably superior to that which BT could achieve on its own. For BT shareholders, the Merger is expected to lead to modest earnings dilution in the year ending March 31, 1998.

DIVIDEND POLICY

The Board of BT is forecasting dividends of 19.85 pence per share (net) for the year ended March 31, 1997 (excluding the special dividend), an increase of 6.1 per cent over the corresponding period last year.

Dividends will continue to be an important component of shareholder value. BT's dividend policy is not going to be affected by the Merger. BT's Board believes that its earnings and cash flow will continue to be strong enough to support a growing dividend (as adjusted for the effect of the special dividend). The intention will be to grow earnings at a higher level, which would lead to an increase in dividend cover over time.

BT HALF YEAR RESULTS TO SEPTEMBER 30, 1996

BT's results for the half year and second quarter to September 30, 1996 will be released on November 14, 1996. The Board of BT has declared an interim dividend of 7.90 pence (net) per ordinary share payable in February. This dividend will represent a 6.0 per cent. increase on last
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year's interim dividend.  Accordingly, the final dividend will be 11.95 pence
(net) per ordinary share.

For ease of reference, in this document, all currency conversions between Pounds Sterling and US dollars have been made at a rate of $1.64 : Pounds Sterling 1.

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BT's lead financial advisers are N M Rothschild & Sons Limited and Rothschild
Inc. (together "Rothschilds"). Morgan Stanley & Co. Limited are acting as co-advisers to BT. MCI is being advised by Lazard Freres & Co. LLC and Lazard Brothers & Co., Limited (together "Lazards").

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Enquiries about this news release should be made to BT's Corporate Newsroom on its 24 hour number +44 171 356 5369 where a copy of the full text of the announcement is also available.

All BT corporate news releases can be accessed at BT's web site:
http:/www.bt.com.

Further information about Concert can be obtained on the World Wide Web at http://www.concert.com.

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Enquiries:

BT Corporate Newsroom - 0171 356 5369